82-3277

TESCO

SUPPL

RECEIVED
2005 DEC -6 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Friday 25 November 2005

05013067

TESCO PLC

THIRD QUARTER TRADING STATEMENT

STRONG SALES IN A SLOWER MARKET

Group sales increased by 13.9% during the third quarter, driven by growth from all four parts of our strategy. The core UK business has delivered another strong performance against tougher comparatives; in non-food, sales and market share have increased; our international operations have made good progress and our retailing services businesses have continued to attract new customers.

UK sales grew by 11.6% in the 14 weeks to 19 November 2005, with like-for-like growth of 7.9% and 3.7% from net new stores. Like-for-like sales growth in the quarter, excluding petrol, was 5.5%. Inflation overall was 0.5% but excluding petrol, our stores saw deflation of 1.6% as we invested in lowering prices for customers. Non-food sales continued to see double-digit sales growth in the period.

International sales in the third quarter increased by 23.3% at actual exchange rates and by 16.0% at constant rates. We are on track to open almost 150 stores with a total of nearly 3.5 million square feet of sales area in International during the second half this year, representing our largest ever opening programme overseas. We have opened 25 stores in eight countries in the last four weeks alone, including our first store in Guangzhou, southern China.

Our next trading update will be on 17 January 2006 and will cover the Christmas and New Year period.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 644 645
	Angus Maitland	020 7379 5151